================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to ______________


                          COMMISSION FILE NO. 1-10863


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         YORK INTERNATIONAL CORPORATION
                         INVESTMENT PLAN FOR PUERTO RICO


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403










================================================================================

                                      INDEX


Item                                                                Page
----                                                                ----

Signature .................................... .....................  2
Financial Statements and Supplemental Schedule .....................  3
Exhibit Index ................................ ..................... 15
Exhibit ...................................... ..................... 16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        YORK INTERNATIONAL CORPORATION
                                        INVESTMENT PLAN FOR PUERTO RICO



Date:  June 25, 2001                    By:  /s/ Jane G. Davis
    --------------------------             -------------------------------------
                                        Jane G. Davis
                                        Member, Pension and Investment Committee

                         YORK INTERNATIONAL CORPORATION
                         INVESTMENT PLAN FOR PUERTO RICO

                              Financial Statements
                                       And
                              Supplemental Schedule

                           December 31, 2000 and 1999

                          INDEPENDENT AUDITORS' REPORT


To the Pension and Investment Committee of
York International Corporation:


We have audited the accompanying statements of net assets available for benefits of the York International Corporation Investment Plan for Puerto Rico as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the York International Corporation Investment Plan for Puerto Rico as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

June 15, 2001

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999



                                ASSETS                                                  2000                 1999
                                                                                 ------------------   -----------------

Investments:
     At fair value                                                             $            91,993              46,418
     Participant note receivable, at cost                                                    1,700                  --
                                                                                 ------------------   -----------------

                Total investments                                                           93,693              46,418
                                                                                 ------------------   -----------------

Receivables:
     Employer's contribution                                                                   544                 554
     Participants' contributions                                                             4,276               4,326
     Dividends                                                                                  --                  39
                                                                                 ------------------   -----------------

                Total receivables                                                            4,820               4,919
                                                                                 ------------------   -----------------

                Total assets                                                                98,513              51,337

                               LIABILITIES

Accrued expenses                                                                             8,000                  --
                                                                                 ------------------   -----------------

Net assets available for benefits                                              $            90,513              51,337
                                                                                 ==================   =================

See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2000 and 1999




                          ADDITIONS                                                      2000                1999
                                                                                  -----------------   ------------------
Additions to net assets attributed to:
     Investment income:
         Net (depreciation) appreciation in fair value of investments           $           (6,267)               2,323
         Interest and dividends                                                              5,552                1,566

     Contributions:
         Participants'                                                                      52,521               41,940
         Employer's                                                                          6,390                5,508
                                                                                  -----------------   ------------------

                Total additions                                                             58,196               51,337
                                                                                  -----------------   ------------------

                         DEDUCTIONS

Deductions from net assets attributed to:
     Benefits paid to participants                                                          11,020                   --
     Administrative expenses                                                                 8,000                   --
                                                                                  -----------------   ------------------

                Total deductions                                                            19,020                   --
                                                                                  -----------------   ------------------

                Net increase                                                                39,176               51,337

Net assets available for benefits:
     Beginning of period                                                                    51,337                   --
                                                                                  -----------------   ------------------

     End of period                                                             $            90,513               51,337
                                                                                  =================   ==================

See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2000 and 1999






(1)    PLAN DESCRIPTION

       The following description of the York International Corporation (Company) Investment Plan for Puerto Rico (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering employees of the Company (Plan Sponsor) who are residents of Puerto Rico and have been employed for three months. The Plan is administered by a committee appointed by the Company's Board of Directors. The Plan assets are held by Fidelity Management Trust Company. The trustee of the Plan is Banco Popular. The Plan is subject to the provisions of the Puerto Rico Internal Revenue Code of 1994, as amended and the Employee Retirement Income Security Act of 1974 (ERISA).

              Effective December 27, 2000, the Plan was amended to allow the Company to make qualified non-elective contributions ("QNECs"). These contributions will be made at the discretion of the Company, allocated in accordance with each participant's current investment directions, and will be 100 percent vested immediately.

       (b)    CONTRIBUTIONS

              Each year, participants may contribute up to ten percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 25 percent of participants' pretax contributions, limited to the first 4 percent of each employee's earnings contributed.

       (c)    INVESTMENT OPTIONS

              Upon enrollment in the Plan, participants may direct employee contributions in 10 percent increments in any of fourteen investment options.

              The "Retirement Money Market Portfolio Fund" seeks income while preserving capital and liquidity by investing in high quality U.S. dollar-denominated money market instruments of domestic and foreign issuers.

              The "Puritan Fund" is a mutual fund which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

              The "Large Cap Stock Fund" is a mutual fund which seeks long-term growth of capital by investing primarily in large cap stocks with above average growth characteristics trading at reasonable valuations.



                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2000 and 1999


              The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

              The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York Stock Exchange.

              The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally at least 65% of the fund's total assets will be invested in foreign securities.

              The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

              The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

              The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

              The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

              The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.

              The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.
                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2000 and 1999


              The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

              The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock.

              - Limitation on New Contributions - participants will only be permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

              - No Rollover Purchase - participants will not be permitted to invest any portion of a rollover contribution in the York International Stock Fund.

              - No Transfers from Other Funds into the York International Stock Fund - although participants will be able to continue to make exchanges between other investment funds, participants will not be permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

              - Sales of York International Stock Fund must occur during a window period - although participants will be permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that will be established by the Company. Throughout the year, participants will be notified of upcoming window periods.

              Participants may change their investment options monthly.

       (d)    PARTICIPANT NOTES RECEIVABLE

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested Plan balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or are determined by the Committee when used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed or variable rate commensurate with the interest rates charged by persons in the business of lending money on a regional basis for loans that would be made under similar circumstances. The interest rate for outstanding loans was nine percent at December 31, 2000. Principal and interest are paid ratably through payroll deductions.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2000 and 1999



       (e)    PARTICIPANTS' ACCOUNTS

              Each participant's account is credited with the participant's contribution and allocations of a) the Company's contribution and,
              b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are made based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (f)    VESTING

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on the following schedule:

                          YEARS OF SERVICE              VESTED %

                     Less than 2                                    0
                     2                                             33
                     3                                             67
                     4 or more                                    100



       (g)    PAYMENT OF BENEFITS

              On termination of services due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For the York International Stock Fund, participants may elect to receive cash or shares of York International Corporation stock and cash, with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

       (h)    FORFEITURES

              At December 31, 2000 and 1999, forfeited nonvested accounts totaled $928 and $0, respectively. These accounts may be used first to pay any expenses payable for the plan year and then shall be used to reduce employer contributions.

       (i)    RECLASSIFICATION

              Certain 1999 amounts have been reclassified to conform with 2000 classifications.


(2)    SUMMARY OF ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared under the accrual method of accounting.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2000 and 1999



       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Participant Notes Receivable are valued at cost which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (c)    ADMINISTRATIVE EXPENSES

              Certain administrative expenses are paid by the Company.

       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (e)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (f)    NEW ACCOUNTING PRONOUNCEMENTS

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan Financial statements would be immaterial.


(3)    INVESTMENTS

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2000 and 1999



       The following table separately identifies those investments which represent 5 percent or more of the Plan's net assets.


                                         2000      1999
                                       -------   -------
Mutual Funds:
     Puritan Fund                       $6,102     2,660
     Equity Income Fund                  7,123     3,003
     Large Cap Stock Fund               10,289     5,734
     U.S. Bond Index Fund               11,734     4,699
     Freedom 2010 Fund                  28,449    15,567
     Freedom 2030 Fund                  11,231     7,511
     Retirement Money Market
        Portfolio Fund (1)               9,313     2,080
     Other                               7,752     5,164

Participant Notes Receivable             1,700        --
                                       -------   -------

                                       $93,693    46,418
                                       =======   =======

                     (1) Includes nonparticipant-directed unallocated forfeited nonvested accounts of $952 and $0 at December 31, 2000 and 1999, respectively. The increase is primarily attributable to additional forfeited nonvested accounts of $928 for the year ended December 31, 2000.

       During the years ended December 31, 2000 and 1999, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,267 and appreciated in value by $2,323, respectively.


(4)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity holds the Plan assets and therefore, these transactions qualify as party-in-interest. No fees were paid by the Plan for investment management services for the years ended December 31, 2000 and 1999.

       In addition, the Plan may invest in a fund containing common stock of the Plan sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.


(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(6)    TAX STATUS OF THE PLAN

       The Puerto Rico Department of Treasury has determined and informed the Company by letter dated June 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

                                                                      SCHEDULE 1
                         YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

         Schedule of Assets Held for Investment Purposes at End of Year

    December 31, 2000




                                                                                                            CURRENT
    IDENTITY OF ISSUER                              DESCRIPTION OF INVESTMENT                                VALUE
---------------------------   ----------------------------------------------------------------------    ----------------

* Fidelity Investments        Puritan Fund                                                            $           6,102
* Fidelity Investments        Equity Income Fund                                                                  7,123
* Fidelity Investments        OTC Portfolio Fund                                                                  2,433
* Fidelity Investments        Overseas Fund                                                                       1,653
* Fidelity Investments        Large Cap Stock Fund                                                               10,289
* Fidelity Investments        Freedom 2010 Fund                                                                  28,449
* Fidelity Investments        Freedom 2030 Fund                                                                  11,231
* Fidelity Investments        Retirement Money Market Portfolio Fund (1)                                          9,313
* Fidelity Investments        Spartan U.S. Equity Index Fund                                                      3,666
* Fidelity Investments        U.S. Bond Index Fund                                                               11,734
                              Participant Notes Receivable (interest of 9.0%)                                     1,700
                                                                                                        ----------------

                                                                                                      $          93,693
                                                                                                        ================

* Party-in-interest

(1) Includes nonparticipant-directed amounts at cost and current value of $952.

                                  EXHIBIT INDEX


EXHIBIT NO.                DOCUMENT
-----------                --------


23                         Consent of Independent Auditors